UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Command Security Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

20050L100

(CUSIP Number)

Arlene K. Lim

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5257

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20050L100

1.	Names of Reporting Persons Thomas P. Kikis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,142,736

	8.	Shared Voting Power 1,488,317

	9.	Sole Dispositive Power 1,142,736

	10.	Shared Dispositive Power 1,488,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,631,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20050L100

1.	Names of Reporting Persons Estate of Peter T. Kikis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,488,317*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,488,317*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,317

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person (See Instructions) OO

*The Executor of the Estate of Peter T. Kikis is Thomas P. Kikis.

This Amendment No. 2 to Schedule 13D is being filed because Mr. Thomas P. Kikis has been appointed as the executor of the estate of his late father, Peter T. Kikis. Both Mr. Thomas P. Kikis and the Estate of Peter T. Kikis own or control shares of common stock of Command Security Corporation. This Amendment No. 2 amends and restates the initial statement on Schedule 13D, dated September 8, 2004, as amended by Amendment No. 1, dated December 17, 2009, filed by Thomas P. Kikis.

Item 1. Security and Issuer.
(a)	Class of Equity Securities Common Stock, par value $0.0001 per share
(b)	Name of Issuer and Address of Issuer’s Principal Executive Offices Command Security Corporation 512 Herndon Parkway, Suite A Herndon, VA 20170

Item 2. Identity and Background.
(a)	Name of Persons Filing Thomas P. Kikis Estate of Peter T. Kikis
(b)	Residence or Business Address c/o Thomas P. Kikis Arcadia Securities 720 Fifth Avenue, 10th Floor New York, New York 10019
(c)

Present Principal Occupation
Mr. Thomas P. Kikis is the managing member of Arcadia Securities, LLC, a New York based registered broker-dealer, 720 Fifth Avenue, 10th Floor, New York, New York 10019. He is also the President of Kikis Asset Management, a New York based money management firm. In addition, Mr. Thomas P. Kikis is a director and Chairman of the Board of Command Security Corporation.

The late Mr. Peter T. Kikis was formerly Chairman and director of Command Security Corporation. The Estate of Peter T. Kikis was organized upon his death on March 1, 2013.

(d)	Criminal Proceeding
During the last five years, neither Thomas P. Kikis nor the Estate of Peter T. Kikis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil Proceeding
During the last five years, neither Thomas P. Kikis nor the Estate of Peter T. Kikis has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship Mr. Thomas P. Kikis is a citizen of the United States. The Estate of Peter T. Kikis was created under the laws of the State of New York upon the death of Peter T. Kikis.

Item 3. Source and Amount of Funds or Other Consideration.
Mr. Thomas P. Kikis was appointed as executor of the estate of his deceased father, Peter T. Kikis, on April 19, 2013. No consideration was paid in connection with the transfer of the shares from Peter T. Kikis to the Estate of Peter T. Kikis.

Item 4. Purpose of Transaction.

The 1,488,317 shares of common stock of Command Security Corporation owned by Peter T. Kikis were transferred to the Estate of Peter T. Kikis upon his death. Except as otherwise described herein, Mr. Thomas P. Kikis does not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Mr. Thomas P. Kikis may, at any time and from time to time, review or reconsider his position and formulate such plans or proposals.

The Estate of Peter T. Kikis will distribute the assets of the Estate, including the 1,488,317 shares of common stock of Command Security Corporation, in accordance with the terms of the will of Peter T. Kikis, and some of those shares may pass to Thomas P. Kikis.

Item 5. Interest in Securities of the Issuer.

As of January 24, 2014, the number of outstanding shares of common stock of Command Security Corporation was 9,298,961 based on the information contained in the Issuer’s Form 10-Q filed on January 31, 2014.

As of the date hereof, Mr. Thomas P. Kikis may be deemed the beneficial owner of 2,631,053 shares (approximately 28.3% of the total number of common shares outstanding assuming the exercise of all of the options held by Mr. Thomas P. Kikis). This number consists of: (i) 638,293 common shares owned directly by Mr. Thomas P. Kikis, (ii) 213,032 common shares held by Mr. Thomas P. Kikis’ wife and children for which Mr. Thomas P. Kikis has the discretion to vote and dispose, (iii) 85,000 common shares held by the Kikis Family Foundation over which Mr. Thomas P. Kikis has discretionary investment authority, and (v) 206,411 shares issuable upon the exercise of options held by Mr. Thomas P. Kikis.

As of the date hereof, the aggregate number of shares of common stock of Command Security Corporation beneficially owned by the Estate of Peter T. Kikis is 1,488,317, which represents 16.0% of the total issued and outstanding shares of Command Security Corporation. In connection with the formation of the Estate, 155,000 stock options were transferred to the Estate of Peter T. Kikis. These stock options were scheduled to terminate on March 1, 2014. On February 25, 2014, the Estate of Peter T. Kikis entered into a Nonqualified Stock Option Cancellation Agreement with Command Security Corporation pursuant to which all outstanding stock options owned by the Estate were cancelled for a lump sum payment of $30,500.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Item 6, to the best knowledge Mr. Thomas P. Kikis, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Mr. Thomas P. Kikis has received options issued pursuant to the Issuer’s 2005 Stock Incentive Plan (the “2005 Plan”) and the Issuer’s 2009 Omnibus Equity Incentive Plan (the “2009 Plan”). A copy of the 2005 Plan has been filed as Exhibit 99.5 to the Issuer’s Form 10-K filed on June 28, 2006, and is incorporated herein by reference. A copy of the 2009 Plan has been filed as Exhibit A of the 2009 Proxy Statement filed on July 29, 2009, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2014
Date
/s/ N. Paul Brost, by power of attorney
Signature
Thomas P. Kikis
Name/Title

Estate of Peter T. Kikis
/s/ N. Paul Brost, by power of attorney
Signature
Thomas P. Kikis, Executor
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).